EXHIBIT A

To the Advisory Agreement

Between SSGA Funds Management, Inc. and SSgA Master Trust

As consideration for the Adviser’s services to each of the following Funds, the Adviser shall receive from each Fund a unitary fee, accrued daily at the rate of 1/365th of the applicable fee rate and payable monthly on the first business day of each month, of the following annual percentages of the Fund’s average daily net assets during the month.

The Adviser will pay all of the expenses of each Fund below except for the advisory fee, amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, acquired fund fees and expenses, brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses and other extraordinary expenses.

Fund	Annual % of average daily net assets
SSgA Multi-Asset Real Return Portfolio	0.20%
SSgA Income Allocation Portfolio	0.20%
SSgA Global Allocation Portfolio	0.20%
Blackstone/GSO Senior Loan Portfolio	0.30%
SSgA Ultra Short Term Bond Portfolio	0.20%
SSgA MFS Systematic Core Equity Portfolio	0.30%
SSgA MFS Systematic Growth Equity Portfolio	0.30%
SSgA MFS Systematic Value Equity Portfolio	0.30%
State Street Risk Aware Portfolio	0.25%
State Street DoubleLine Total Return Tactical Portfolio	0.30%

Dated: February 20, 2015